Exhibit L

Excerpts from Press Release dated November 30, 2022

Press Release Heading:

Seanergy Maritime Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2022 and Declares Cash Dividend of $0.025 Per Share

Press Release Excerpts:

Announcement of the tender offer for the purchase of the Class E Common Share Purchase Warrants

On November 29, 2022, the Company announced that it will commence a tender offer to purchase all of its outstanding Class E warrants to purchase one common share, at a purchase price of $0.20 per warrant, with a maximum purchase value of $1.7 million. The offer will expire at 05:00 P.M. Eastern Time on January 10, 2023, unless extended.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s proposed tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Seanergy’s securities in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that Seanergy will distribute to its warrantholders, as they may be amended or supplemented. Warrantholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Warrantholders of Seanergy may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Seanergy will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Warrantholders who would like to obtain a copy of these documents, without charge, or who have any questions, may direct their inquiries to Morrow Sodali LLC, the information agent for the tender offer, toll free at 800-662-5200. Warrantholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer.